AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX FILES PRELIMINARY SHORT FORM
PROSPECTUS FOR UP TO $15 MILLION OFFERING

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE
UNITED STATES OR TO ANY UNITED STATES NEWS SERVICE

EDMONTON, ALBERTA - January 29, 2007 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX) announced today that it has filed a preliminary short-form prospectus with the securities regulators in Alberta, British Columbia, Manitoba and Ontario in connection with a unit offering of up to Cdn $15,000,000.

Each unit will be comprised of one common share and one-half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one common share of the Corporation for a period of 36 months from the date of closing of the offering.

Clarus Securities Inc. and Rodman and Renshaw, LLC will act as co-lead agents (the “Agents”) in connection with the offering. The Corporation has granted the agents an over-allotment option, exercisable in full or in part, for a period of 60 days following the closing of the offering, to purchase an additional 15% of the units offered pursuant to the offering.

The offering is anticipated to close on or about March 15, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The proceeds from the offering will be used to support the technology transfer and preparation for manufacturing, distribution, regulatory submission and pricing applications for OvaRex® MAb in Europe, continued development of the Occlusin™ 50 Injection, Occlusin™ 500 Artificial Embolization Device and HepaVaxx B Vaccine products and for working capital and other general corporate purposes.

The common shares to be issued under the offering are to be qualified for distribution with the filing of the preliminary prospectus pursuant to National Instrument 44-101 to the residents of Alberta, British Columbia, Manitoba and Ontario and such other jurisdictions as may be agreed to by the Corporation and the Agents.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The common shares have not been registered under the United States Securities Act of 1933, as amended, and they may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About ViRexx Medical Corp.

ViRexx Medical Corp. is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Corporation’s most advanced programs include OvaRex® MAb, Occlusin™ 500 Artificial Embolization Device, Occlusin™ 50 Injection and HepaVaxx B Vaccine.

The Corporation’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by the Corporation’s licensee Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. Both Phase III trials have completed enrollment and an analysis of the data is expected in the second half of 2007. For additional information about the Corporation, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. The corporation disclaims any intentions or obligations to update or revise our forward-looking statements whether as a result of new information, future events or otherwise expect as required under applicable securities law.

With respect to the forward looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete the offering; our ability to obtain a receipt for the preliminary short form prospectus; and our ability to receive all necessary approvals to complete the offering. In the event that any of these assumptions prove to be incorrect, or in the event that we are impacted by any of the risks identified above, we may not be able to continue in our business as planned, or at all.

Forward looking statements are based on our current expectations and ViRexx assumes no obligations to update such information to reflect later events or developments.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com